Exhibit 4.1

(Translation)

LIMITATION OF LIABILITY AGREEMENT

NOMURA HOLDINGS, INC. (hereinafter, the “Company”) and    (hereinafter, the “Director”) hereby agree to enter into this limitation of liability agreement (hereinafter, the “Agreement”) in accordance with Article 427, Paragraph 1 of the Companies Act and Article 33, Paragraph 2 of the Articles of Incorporation of the Company.

Article 1

On or after the date that this Agreement is entered into, in the event that the Director, in good faith and without gross negligence in performing his or her duties as a director of the Company, incurs liability to compensate the Company under Article 423, Paragraph 1 of the Companies Act (hereinafter, the “Relevant Liability”), the Company shall limit the Director’s Relevant Liability to the higher of ¥20 million or the total sum of any of the following items:

(1)

the total amount of remuneration, bonus or other consideration received, or economic benefit accrued by, the Director while in office as a director of the Company for the performance of his or her duties as a director, in the fiscal year in which the facts causing the Relevant Liability arose; or in any prior fiscal year, whichever is the highest amount, multiplied by two (2);

(2)

the total amount of retirement bonus or other economic benefit of a similar nature received by the Director from the Company divided by the number of years served as a director (hereinafter, “Years of Service”), or two (2) where the Years of Service is less than two (2) years, multiplied by 2 (two); or

(3)	depending on the classification in items (a) and (b) below, each amount set forth below:

(a)

In the event that, following his or her appointment to office, the Director exercises Company share options (only in cases listed in the items in Article 238, Paragraph 3 of the Companies Act, excluding those which may have been received by the Director from the Company as compensation for the execution of duty) if any (hereinafter, the “Relevant Share Options”): the amount calculated by multiplying (i) the current per share price of the Company’s share at the time of exercise of the Relevant Share Options, less the amount per share that is the purpose of the Relevant Share Option out of the aggregate sum of the amount provided for in Article 236, Paragraph 1, Item 2 of the Companies Act and the paid-in price as provided for in Article 238, Paragraph 1, Item 3 of the Companies Act (if the amount so calculated is zero or less, then zero), by (ii) the number of shares of the Company delivered to the Director upon exercise of the Relevant Share Options; or

(b)

In the event that, following his or her appointment to office, the Director transfers Relevant Share Options: the amount calculated by multiplying the transfer price of Relevant Share Options less the paid-in price as provided for in Article 238, Paragraph 1, Item 3 of the Companies Act, by the number of the Relevant Share Options.

Article 2

The Company may request the Director to provide any information necessary for determining whether or not a Relevant Liability exists and the amount up to which any such Relevant Liability may be limited.

Article 3

1.

In the event that a limitation of the Director’s Relevant Liability is applied pursuant to Article 1 of this Agreement, the Director shall not receive any amount of retirement bonus or other economic benefit of a similar nature from the Company, or exercise or transfer Relevant Share Options without the approval of the general meeting of shareholders of the Company.

2.

In the event that the Director possesses share option certificates representing Relevant Share Options where a limitation of the Director’s Relevant Liability has been applied pursuant to Article 1 of this Agreement, the Director shall be required to deposit such share option certificates with the Company without delay and shall not be permitted to demand the return of the such certificate until after the approval of the general meeting of shareholders of the Company has been obtained for such transfer.

Article 4

1.

This Agreement shall become effective on the date that it is entered into and shall continue to be in effect until the Director loses the position of director of the Company. Further, even if the loss of the position of director of the Company is a formality due to the expiration of a term of office or other reason, when there is an immediate reappointment and acceptance of office of director of the Company, and the position of director of the Company continues to be held, this Agreement shall continue to be in effect, and the same shall apply thereafter.

2.	In the event that the Director becomes an executive director or manager of the Company, or otherwise becomes an employee of the Company, this Agreement shall be of no effect from such time onwards.

3.	Even if this Agreement is terminated, regarding acts that the Director carried out as a director of the Company during the effective term of this Agreement, this Agreement shall apply.

Article 5

Any matters not covered under this Agreement shall be resolved through mutual consultation between the Company and the Director.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by placing their signatures or affixing their names and seals thereon, with each party retaining a counterpart hereof.

[DATE]

NOMURA HOLDINGS, INC.

DIRECTOR